Filed by BOA Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Selina Holding Company, UK Societas

Commission File No.: 001-40102

This filing relates to the proposed business combination between Selina Holding Company, UK Societas (“Selina”) and BOA Acquisition Corp. (“BOA”) pursuant to the terms of that certain Business Combination Agreement, dated December 2, 2021 (the “Business Combination Agreement”).

INVESTOR PRESENTATION 2022 CONFIDENTIAL 1

Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between BOA Acquisition Corp. (“BOA”) and Selina Holding Company, UK Societas (the “Company”). The information contained herein does not purport to be all-inclusive and none of BOA, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company or BOA. The information contained herein is preliminary and is subject to change and such changes may be material. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of BOA, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. The Company and BOA assume no obligation to update any information in this Presentation, except as required by law. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of BOA and the Company and is intended for the recipient hereof only. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or BOA’s or the Company’s future financial or operating performance. For example, projections of future revenue, adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BOA and its management, or the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual resultsto differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of BOA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of BOA or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BOA’s final prospectus relating to its initial public offering dated February 25, 2021 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement relating to the Business Combination expected to be filed by BOA. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither BOA nor the Company undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. 2 DISCLAIMER

Disclaimer Non-GAAP Financial Measures (continued) The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Companybelieves that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. In addition, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed with the SEC. There may also be material differences between the presentation of the financial information included in this Presentation and in the proxy statement. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including revenue and Adjusted EBITDA. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Projections used in this presentation should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, BOA and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither BOA nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Additional Information In connection with the proposed Business Combination, BOA intends to file with the SEC a registration statement on Form F-4 and/or a proxy statement. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BOA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about BOA, the Company and the Business Combination. Shareholders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to BOA. Participants in the Solicitation BOA and its directors and executive officers may be deemed participants in the solicitation of proxies from BOA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in BOA is contained in BOA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to BOA. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of BOA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. Definitions of certain capitalized terms used herein are provided in the appendix to this presentation 3 DISCLAIMER

Introduction Our Story The Selina Platform Technology and Data Overview Growth Drivers Financial Highlights Transaction Overview 4

5

Today’s Speakers RAFAEL MUSERI DANIEL RUDASEVKI Co-Founder & CEO Co-Founder & CGO 20+ years of experience 20+ years of experience BARBARA ZUBIRIA SAM KHAZARY SVP, Head of Corp. Dev. CFO ⬥COLE ⬥ 20+ years of experience 20 years of experience REAL ESATE INVESTMENS STEVEN OHAYON VP, Head of Strategy 10 years of experience INTRODUCTION 7

Today’s Speakers BEN FRIEDMAN BRIAN FRIEDMAN CFO Chairman & CEO 11 years of experience 20 years of experience 8 INTRODUCTION

BOA Overview BOA Overview Industry Expertise Target Thesis • $230mm SPAC formed to invest in businesses • Comprised of investors, operators and leaders • Focus on companies with distinct competitive that provide innovative and technological in the real estate sector seeking to leverage advantages and the operational acumen to solutions for the broader real estate industry sector specific expertise to unlock improve the real estate sector through opportunities innovation and optimization • Management has a strong record of investment • Select investment criteria includes: • Seeks to take advantage of the opportunity in in lifestyle focused properties across major US the midst of COVID-19 where accretive • Growth potential with a large addressable markets solutions and disruptive innovation are needed market for margin improvement in the sector• Well versed in public equity investing, private • Competitive moat and public M&A, divestitures, and corporate strategy across the real estate and technology • Proven unit economics sectors • Best-in-class management team • Benefit from being a public company 9 INTRODUCTION

BOA: Supported by Experienced Board & Advisors 1 Independent Board of Directors Strategic Advisors Anthony Wanger, David Glazer, President & Founder, CFO & Treasurer, IO Data Centers Palantir Technologies Lorron James CEO, James Group Sam Beznos International CEO, Beztak Companies Shane Battier Vice President, Miami Heat Dennis Ratner Former CEO, Ratner Companies Jenny Abramson Founder & Managing Partner, Rethink Impact Griffin Rotman Principal, Srikanth Batchu Roystone Capital Management Head of Advertising, Instacart 1.Brian Friedman (CEO) is the Chairman, and Ben Friedman (CFO) is a member of the BOA Board of Directors. 10 INTRODUCTION

Investment Highlights

Scaled Platform	**145 / ~39,000** Locations[1] / Beds[1]	**25** Countries[1]
Clear Path to Near-Term Profitability	Adj. Corporate EBITDA Positive by **Q1 2023**	**+95%** of 2022E Revenue from Open and Secured Beds[2]
Differentiated Product Offering	**47 / 3.1x** NPS Score[3] / Social Media Engagement Relative to Traditional Hospitality Operators[4]	**61%** of F&B Revenue from Local Communities[5]
Secured Pipeline with Asset-Light Model	**~$350mm[6]** Commitments from Capital Partners to Triple Bed Count by 2025E	**~90%** of Hotel Conversion Funded by Capital Partners[7]
Long-Term Growth Opportunity	**$1.2bn / 27%** 2025E Revenue / 2025E Unit-Level EBITDA Margin[8]	**+80%** of 2025E Revenue from Open, Secured, and Capital Partners Beds[9]

1. Includes Open and Secured beds and countries as of January 31, 2022.
2. Excludes Remote Year revenue.
3. As of June 2021 for all locations, calculated based on lifetime NPS starting from November 2018.
4. Based on average engagement in Q1 2021, which is calculated as average likes plus average comments per post divided by total followers. Peers include: Soho House, The Standard, CitizenM, Moxy Hotels, Marriott, AirBnb, and MamaShelter.
5. Based on Q1 2021. Measures revenue from non-guests.
6. As of end of Q3 2021. Assumes price per bed of $8,750 which implies 40,000 new beds from the $350 million commitments from Capital Partners.
7. In each of Selina's Capital Partner contracts, Selina is only responsible for funding, at most, pre-opening costs, which are generally 10% of development costs.
8. Total revenue includes Remote Year. Unit-Level EBITDA margin excludes Remote Year and Other revenue.
9. Based on $940mm revenue from Open and Secured beds and beds financed by Capital Partners over total revenue excluding Remote Year of $1,115mm.

Selina
INTRODUCTION
11

Selina Jaco, Costa Rica

Our journey began in a small fishing village in Panama where we brought travelers together in an environment that blended work and travel with an authentic, local experience 13 OUR STORY

Who We Are STAY WORK Selina is a locally hosted global community of remote workers and digital nomads We are the first global play, stay, work ecosystem PLAY EXPERIENCE We have created a community of over 1mm unique guests 1 We have scaled to 145 locations in 25 countries across 6 continents +1mm Unique guests 66% made a new friend 50% Direct sales 1. Includes both Open and Secured locations as of January 31, 2022. 14 OUR STORY

Millennials & Gen Z Travelers Are a Substantial Market Opportunity… Millennials and Gen Z spend 1 $802bn ~$350bn per year on travel 2021 Global Hotel and Other Travel 2 Accommodation Market 1. Source: AARP and United Nations World Population Prospects data as of 2019. Selina estimate based on travel spend by generation and population size by generation. 2. Source: “Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030” by The Business Research Company as of January 2021. 15 OUR STORY

…With Specific Preferences and Needs Experiences First Wellness 78% 830mm prefer to spend on international and domestic We believe these experiences over wellness trips made by 1 2 material goods world travelers trends have become more Remote Work Connections By 2028 pronounced 23% due to COVID-19 of Millennials 73% travel specifically to of all departments meet and befriend are expected to 4 other travelers utilize remote 3 workers 1. Harris Interactive report based on a survey conducted online within the United States by Harris Poll on behalf of Eventbrite from June 27-July 1, 2014 among 2,083 adults ages 18 and older, among which 507 were millennials ages 18-34. 2. Global Wellness Institute 2018 reporting 2017 travel statistics. 16 OUR STORY 3. Upwork’s FutureWorkplace Report published on 3/5/2019. 4. The Wandering RV – Millennial Travel Stats published on 2/7/2021.

Current Offerings Fail to Satisfy Their Preferences… Short-Term Rentals Global Hotel Brands Hostels Limited amenities Minimal remote work capabilities Minimal opportunity to connect with others Poor guest experience Misaligned pricing Inconsistent quality 17 OUR STORY

…Which Has Created a Significant Opportunity

We believe there is a significant opportunity to convert existing, poorly appointed room supply to destinations developed specifically with the Millennial and Gen Z traveler in mind



Global Demand
$802bn[1]
Global Supply
16.9mm rooms[3]
Only **2 of the 159 brands** owned by large, global hotel companies **are developed for millennial and Gen Z travelers**[5]
Neglected demand
Supply White Space
= ~6.5mm rooms ripe for conversion
43% Travel Spend From Millennials and Gen Z[2]
<3% Rooms Designed for Millennials and Gen Z[4]
= 40% Potential Underutilized Supply

1. Global Hotel and Other Travel Accommodation Market Size per "Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030" report by The Business Research Company as of January 2021.
2. Calculated as $350bn Millennial and Gen Z travel spend divided by Global Demand spend on travel of $802bn.
3. STR Global Reports as of 2020.
4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms per STR Global Reports as of 2020.
5. Includes Moxy Hotels and Jo&Joe. Based on total hotel brands of Marriott International, Wyndham Hotels & Resorts, Choice Hotels International, Hyatt, Accor Hotels, IHG Hotels & Resorts, and Hilton. Source: STR Global Reports as of 2020.

Selina
OUR STORY
18

Selina: The Complete Offering at a Democratized Price Selina Chelsea, NYC Selina La Fortuna, Costa Rica Selina Los Lirios Tulum, Mexico Selina Granada, Nicaragua We provide a full-service experience at a democratized price point that is more accessible to Millennials and Gen Z than traditional lodging options Traditional Alternative Accommodations / Lodging Hostels 19 OUR STORY

How We Do It

Source

Identify underperforming hotels through proprietary technology

—

80%+ of deals executed off-market and without brokers[1]

—

20%+ discount to market lease prices[2]

Convert

Local experience boards create **hyper-local concepts**

—

~120 days to convert[3]

—

Increase density of beds per location

—

Add new revenue generating products such as co-working and F&B

Activate and Operate

Plug converted destination into Selina's **hospitality technology platform**

—

Partner with local F&B providers to attract locals and experience seeking travelers

—

Activate programming and content strategy

—

40% of location revenue generated from non-room products (e.g., co-work, experiences, and F&B)[4]



Selina

1. Based on 169 deals since 2014. 80% includes deals sourced by Selina employees.
2. Market lease rates based on internal analysis done prior to Selina closing transactions on the last 27 deals from mid-2019 to April 23, 2021.
3. Average of last 20 locations opened between March 2020 – June 2021. Conversion time is the time between Selina receiving keys to begin Selina's own conversion, and opening, excluding months where development could not occur due to COVID-19 restrictions.
4. Based on Q3 2021. Calculated as F&B and Experience revenue divided by total revenue.

OUR STORY 20

Differentiated Business Model Drives Attractive Payback Period With Long-Term Earnings Potential

~90%
of conversion costs funded by Capital Partners[1]

Long-Term
Landlord commitment to Selina[2]

<2 Year
Rent penalty cost for early lease termination[3]

EBITDA Payback Period[4]



Mature by Q8
Payback by Q5[6]
Capex Investment
Profitable by Q2[5]
Q0
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8

1. In each of Selina's Capital Partner contracts, Selina is only responsible for funding, at most, pre-opening costs, which are generally 10% of development costs.
2. A majority of Selina's long term leases range from 15-20 years based on deals with signed contracts from 2014 - 2021.
3. Based on medians of all properties open by the end of 2018 (and that had at least 5 quarters of operation pre-COVID).
4. Calculated as average quarterly EBITDA for locations ramping from 0 to 24 months divided by Selina's out of pocket capex contribution of $650 per bed (pre-opening costs). Data based on properties that had least 5 quarters of operations pre-COVID (pre-March 2020).
5. Before COVID-19 (i.e., February 2020), Selina properties generated an EBITDA of $44 per bed in its second quarter of operations on average.
6. Before COVID-19 (i.e., February 2020), Selina properties generated a median EBITDA of $727 per bed and an average of $900 per bed in the first five quarters, which is greater than its current average out-of-pocket investment of $650 per bed.

Selina
OUR STORY
21

Destination Case Study: Miami Gold Dust and Little River SUMMARY In the last year, we opened two destinations in Miami outside of the traditional Miami Beach hotel scene We created destinations powered by local F&B, content, and programming that are producing drastically improved economics 1 2 PRE-SELINA SELINA Miami Hotel Market Concentration $53 $118 Room RevPAR Room RevPAR $83 $0 F&B and Other F&B and Others RevPAR We leased our locations at a 3 >50% discount 5 16% Conversion costs were fully funded by our Capital Partners to leases in Miami Beach while generating who purchased the assets and leased to Selina 4 Unit-Level similar revenue per available room EBITDA Margin 1. Based on 2019 full year data. 2. Unit-Level results for Q3 2021 for Miami Gold Dust and Miami Little River using weighted average method by number of bedspaces. 3. Based on Selina’s rent per key per month compared to Selina’s research and previous negotiations in market. 22 OUR STORY 4. Source: CBRE Miami Hotel report as of Q1 2021. 5. Based on Q3 2021.

Selina Can Use This Playbook Around the World 1 We convert old, tired hotels into exciting, contemporary locations that generate, on average, a 2.4x increase in revenue compared to prior hotel operators Urban Remote BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 2 2 Lisbon, Puerto Viejo, 2.9x 5.9x Portugal Costa Rica BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 2 2 Rio de Janeiro, Red Frog, 3.6x 7.4x Brazil Panama 1. Calculated as total revenue uplift over previous operators based on sample of 32 hotels from Guatemala, Costa Rica, Panama, Mexico, Peru, UK, Portugal, Ecuador, Argentina, Colombia, and Israel for properties for which we are able to source pre-Selina revenue figure. Pre-Selina revenues provided by landlord, and are last full year of operations pre-Selina. Selina figures are 2019 FY (if open for less than full year then revenue is annualized) or 2021 FY for properties opened in 2020. 2. Based on 2019 Selina Unit-Level Revenue divided by pre-Selina Unit-Level Revenue. 23 OUR STORY

Selina Lapa Rio de Janeiro, Brazil

~39,000 We Spent the Last Six Years Building 1,2 BEDS Our Platform Consists of: and Scaling the Platform 145 1,3 LOCATIONS Includes Open & Secured 1 Tech-Enabled Infrastructure ~12,000 BEDS TODAY 54 LOCATIONS 2 ~2,400 Powerful and BEDS Engaging Brand 2019 16 LOCATIONS ~250 BEDS 2 3 LOCATIONS 2017 Authentic Global Community 2014 1. Today, as of January 31, 2022. 2. Includes 20,183 Open beds and 18,670 Secured beds. 3. Includes 90 Open locations and 54 Secured locations. 25 THE SELINA PLATFORM

1 Our Proprietary Tech Platform Enables Us to Scale Quickly and Operate Efficiently Propietary Real Estate Sourcing Owned PMS We can map distressed, off-market Our owned and flexible PMS can create and real estate in cities around the world sell alternative products like subscriptions, 1 co-working packages, tokens and more Tech-Enabled Operations Selina Exchange Our locations can be fully cashless with Our platform can exchange unsold remotely monitored utility costs and rooms to content providers like ability to predict maintenance issues musicians, artists and yoga instructors, from our headquarters drastically reducing programming costs 1. Cashless Selina currency used to pay for products and offerings at properties. 26 THE SELINA PLATFORM

2 Selina is the Largest Hospitality Brand Built to Address the Needs of Millennial and Gen Z Travelers 145 Open + Secured 111 90 Open 32 31 26 15 15 15 10 10 9 4 4 Freehand JO&JOE The Standard The Hoxton ACE HOTELMama Shelter GeneratorThe Student Hotel Citizen Meiniger HotelsSoho House Moxy Hotels Selina 1 First 2016 2012 1998 2006 1999 2008 2006 1995 2008 1995 1999 2014 2014 Opening Countries 2 1 4 3 5 8 6 10 9 14 9 22 25 Source: Company websites, SEC filings where available. Note: Peer locations only includes Open properties. 1. Includes both Open and Secured locations as of January 31, 2022. 27 THE SELINA PLATFORM # of Open locations

2 Selina Has an Established Brand That Resonates With Our Target Customers…

Superior NPS Satisfaction[1]



Selina[2]
47
Retail Lodging and Gaming Peer Set Average[3]
6

High Direct Bookings Levels[4,5]



Selina
50%
18-34 y/o
32%

66%

Of Guests Make a New Friend[6]

Selina Destinations with the ***highest guest social experiences*** (i.e. guests that make friends) ***achieve the highest NPS & RevPOBs***



"This is my first time at a Selina property and I'm fully in love. The rooms are **great value**…the food and service is impeccable and the rooftop is a vibe. If you're a young professional looking to have a workcation, then this is the hotel for you - with the **co-work and the space in the lobby to work you'll meet some other fellow travelers** who are here too. The team here are all so passionate about **the hotel and it really is an extension of the location it's in.**"

- Selina Theatrou Athens, 10/18/20[7]

1. Peer NPS scores are sourced from a third party data provider. Source: Customer Guru 2021.
2. As of June 2021 for all locations, calculated based on lifetime NPS starting from November 2018.
3. Includes Wyndham, Hilton, MGM Resorts, Marriott, Hyatt, and Wynn Resorts.
4. Selina Direct bookings as of Q3 2021. Includes bookings made through our web, app, subscription channels, call center, walk-ins, and/or extensions.
5. Source: Phocuswright.
6. Based on 6,734 responses to Selina's guest survey as of 6/5/2021 (YTD 2021).
7. Source: TripAdvisor.

Selina THE SELINA PLATFORM 28

2 …With a Reach and Level of Engagement That Proves the Strength of Our Community 1 Engagement rate 2.2mm+ 2 3.1x Average Engagement to Peers 1.48% 4 Followers today 1.42% 1.00% 0.89% 200k+ average monthly 5 interactions (comments, likes, saves) 0.65% 2 Peer Average : 0.48% 0.49% 0.44% 0.44% 0.33% 0.25% 0.21% We have reached over 410mm+ people with our content over the 6 3 last twelve months Influencers Δ to Selina (4%) (32%) (40%) (56%) (67%) (70%) (70%) (78%) (83%) (86%) 1. Source: Rival IQ 2021 Social Media Industry Benchmark Report as of February 2021. 5. As of YTD 11/15/2021. 2. Average engagement calculated as average likes plus average comments per post divided by total followers. Calculated as a simple average 6. Reach refers to the total number of unique accounts that have seen a post or story across Instagram, Facebook of all the peer companies excluding Influencers, Peloton and Lululemon. Data as of Q1 2021. and TikTok over the last twelve months as of 10/31/2021. 29 THE SELINA PLATFORM 3. Represents top 1,000 Instagram personalities by number of followers. 4. As of 11/15/2021. Based on followers from Instagram, Facebook, LinkedIn and TikTok.

3 We Have a Growing Community of Local Talent and Creators That Spread Our Brand Around the World 190+ 2,000+ Concept Content 1 Ambassadors 1 Providers 40% 2.3 million of location revenue generated 4 3 from non-room products Visitors 300+ 1,600+ F&B and Other 2 Employees Operating 61% Partners ~1,800+ F&B revenue comes from 5 Artists & local communities 1 Designers Note: As of Q3 2021. 4. Based on Q3 2021. Calculated as F&B and Experience revenue divided by total revenue. 1. Based on Company estimates. 5. Local communities refers to non-guests at Selina who are consuming F&B and Experience related products. 2. Includes contractors and interns. 30 THE SELINA PLATFORM 3. Based on Company estimates for 2022E. In 2022, we will operate an average of 32k beds times an occupancy of 56% x 365 days in year divided by an average length of stay 2.8 days.

Our Platform is Designed For Rapid Scaling With a Near-Term Path to Profitability Efficient Asset Transformation Driven by Local Community Attractive Authentic Unit Brand Economics Highly Engaged Ability to Attract Consumers Significant Growth Capital Profitable Drives Increased Brand Tech Capabilities Driving Scaled Business Awareness Efficient Operations 31 THE SELINA PLATFORM

Selina Antigua, Guatemala

1 2 3 PMS / RMS / BI / UPSELL DATA LAKE MODELS PERSONALIZED EXPERIENCE 3. Customized Offers App Pre-Check-In 1. 2. Personal Booking Engine According to the customer’s input, Matches the customer’s exact needs using When checking in, the customer we offer them free experiences to the best conversion methodologies. confirms or customizes their enhance their stay. preferences and needs. 1. PMS represents property management system. 2. RMS represents revenue management software. 3. BI represents business intelligence. 33 TECHNOLOGY AND DATA OVERVIEW

PMS / RMS / BI / UPSELL DATA LAKE MODELS PERSONALIZED EXPERIENCE Interactive Experience 4. Upselling 5. Connect! 6. Customized notifications and interactions: According to the customer’s input, Find out who is around via app and meet we’ll find well-suited additional - Surfer? Wake up for the waves! during one of our curated experiences or at offerings that might interest them. - Yoga lover? Check out this class! one of our F&B locations. 34 TECHNOLOGY AND DATA OVERVIEW

PMS / RMS / BI / UPSELL DATA LAKE MODELS PERSONALIZED EXPERIENCE Customized attention Checking out? Where to next? 7. 8. 9. Chat with our connectors who are Don’t forget to sign up for Luna According to the customer’s profile here to help you have the best Loyalty to claim your tokens and take and our optimization, we offer experience. your playlist on the go. customized options for their next trip. 35 TECHNOLOGY AND DATA OVERVIEW

Selina Chelsea, NYC

Significant Supply and Demand Tailwinds Supply Dynamics Aligned with Selina’s Strengths Demand Tailwinds Provide Long-Term Opportunity Pent-up travel demand with increased disposable income Limited brands / offerings for Millennials and Gen Z Improved acceptance of alternative accommodations Globalization creating more attractive destinations Focus on health and wellness More capital available for real estate opportunities Properties rely on strong, identifiable brands to compete Remote work Selina is well positioned to take advantage of these trends 37 GROWTH DRIVERS

Increased Demand for Selina Destinations We are experiencing demand greater than pre-COVID-19 levels, and our outperformance in new openings signals brand resonance with our target customers 1 Selina Indexed Net Advanced Bookings 200% All Locations Today 56% 175% 68% Open Locations in January 2020 Increase from Average occupancy 60 150% 2 days after opening property openings through COVID-19 125% 100% 13% 75% Above pre-COVID-19 31% same-store net 50% Higher occupancy relative advance bookings to comparable hotels in levels 25% 3 Selina markets 0% 1. Net of cancellations. 2. Based on all deals from January 2020 to April 2021. 3. Includes private room occupancy only in markets where Selina has Open locations. Source: STR. 38 GROWTH DRIVERS

Innovative Subscription Channels to Drive Community Growth

NOMAD PASSPORT

Selina Subscription Offerings

Subscription model that allows guests to stay at any Selina for as long as desired with full amenities including accommodation, co-working, wellness activities, and locally-curated events

2,600+	~$800	3%
Packages Sold since September 2020 Launch[1]	Subscription per Month[2]	Acquisition Cost per New Subscriber[3]

REMOTE YEAR

Seamless Plug-In of New Brand

Platform that provides similar work / stay / play offering in remote destinations often utilizing Selina destination for these guests

1mm	55%	24%
Customer Database[1]	Increase in New Member Signups Q1'21 over Q1'19[4]	Steady-State 2025E EBITDA Margin

Both programs leverage Selina's capabilities to deliver a community-based offering with flexible work, learn, and stay solutions to an expanding class of digital nomads

1. As of 6/21/2021.
2. Based on average monthly data from June 2021.
3. Based on April, May, and June 2021 CAC as a % of monthly revenue.
4. Based on Company data from Q1 2019 and Q1 2021.

Selina

GROWTH DRIVERS 39

Selina's Capital Partners Are the Engine Driving Near-Term Growth

Powerful Capital Partnerships Provide Line of Site to Explosive Growth

~$350mm committed capital[1] from Capital Partners in **12** geographies funding **40k** future beds[2]

—

Capital is available at Selina's discretion

—

Proven demand with **$35mm+** capital committed during the COVID-19 pandemic[3]

Diverse Global Footprint of Capital Partners with Significant White Space to Expand Presence



UK
Germany
Spain
Portugal
Morocco
Greece
Israel
USA
Miami
Mexico
Puerto Rico
Caribbean
Panama
Brazil
Chile
Thailand
Australia
New Zealand
Today
Under Negotiations

1. As of 10/31/2021.
2. Assuming that $350mm of capital converts to 40k beds and 10k rooms (assumes four beds per room on average).
3. Represents commitments from Capital Partners in Panama ($3.6 million) and Morocco ($31.7 million) from 3/31/2020 to 6/25/2021.

Selina
GROWTH DRIVERS
40

Clear Unit Expansion Strategy With Partner Committed Capital and a Large Pipeline Current to 2025E Bridge 95+% 24K 102K Of 2022E portfolio already 1 Open or Secured 41K ~8k 1K 1K 35K Added Secured Beds in Q2 and 15K Q3 2021, run-rate of ~16,000 per 19K year ~6k Current Secured Organic Growth / 2022E Beds Secured Funded by Organic Growth / 2025E Beds Beds Beds Portfolio Beds Partners Portfolio Beds currently in advanced in '22E Acquisitions in '23E Acquisitions 2 negotiations, including portfolios 1. Calculated as Opened and Secured revenue divided by total Selina revenue. Based on 35k beds Open by end 2022 with 19k beds currently Open and another 15k Secured (and due to Open by end of 2022). 2. As of Q3 2021. 41 GROWTH DRIVERS

The Selina of the Future Selina Core Business in 2025E Our foundation will create opportunity: 400+ 10mm+ 1 2 Global Locations Guests Home away from home Virtual for millions of global citizens $1.2bn B2S Students Revenue World Paid memberships Travelers Remote B2C Workers Global partnerships B2B 1. Includes 145 locations that are Open and Secured and remaining beds assumed to have estimated 250 beds per location. 2. Based on Company estimates. 42 GROWTH DRIVERS

Selina Manchester, UK

Our Locations Reach Attractive Unit Economics at Maturity 2019A By Property Age (Months) 1 Occupancy RevPOB 58% Mature locations are $ 43 50% defined as those 45% $ 31 older than 24 months $ 28 0-12 12-24 24+ 0-12 12-24 24+ Annual Revenue per Available Bed Unit-Level EBITDA Margin (%) In 2019, mature Selina beds generated $9k in revenue per $ 9,002 bed at an 18% Unit- 18% Level EBITDA margin 16% $ 5,564 $ 4,493 0-12 12-24 24+ (3)% 0-12 12-24 24+ 2019A Occupancy: 49% RevPOB: $31 Revenue per bed: $5,489 Unit-Level EBITDA Margin: 7% Full Portfolio 1. Revenue per Occupied Bed per day. 44 FINANCIAL HIGHLIGHTS

Our Locations in Developed Markets Outperform Emerging Market Properties In 2019, Developed Markets delivered 136% more revenue 1 1 1 than Emerging Markets Occupancy RevPOB Annual Revenue per Available Bed Properties in Developed +136% Markets are able to generate higher occupancy and more revenue through higher rates +73% and F&B revenues +35% Properties in Developed Markets represented only 5% of portfolio in 2019 and are expected to comprise ~50% of the portfolio by 2025 Emerging Developed Emerging Developed Emerging Developed 1. Relative performance calculated based on weighted average performance of Selina’s properties in Developed and Emerging Markets in 2019. 45 FINANCIAL HIGHLIGHTS

Our Properties Operating Without Government Mandated COVID-19 Restrictions Are Outperforming This represents 24% of our …which are performing better than expected relative to 2022E Unit-Level targets Developed 1 portfolio in Q2 and Q3 2021 … Emerging $16.6 40% outperformance $15.4 relative to 2022E target +4,000 $14.7 $13.6 $12.0 $12.0 Beds Q2 and Q3 2021 Actual: $10.6 $10.9 $10.0 $10.3 $10.2 $9.2 $9.1 $9.1 $8.5 2022E Target: $7.6 $8.2 $7.9 $7.8 $7.5 20 $5.5 $5.4 Properties ~56% 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 Occupancy 3 Last 6 Month 3% Unit-Level 8% for all properties operating without government 33 vs. EBITDA 2022E Target mandated COVID-19 restrictions 2 4 Average Age (Months) Margin 1. Operational properties indicated by no government-mandated restrictions and fully-operational room capacity and F&B. 2. Calculated as a weighted average of the cohort’s age in months. 3. Last 6 Month time period refers to Q2 and Q3 2021. 46 FINANCIAL HIGHLIGHTS 4. Includes room and F&B direct costs, OTA commission, direct operating payroll, expenses, undistributed expenses (overhead payroll, overhead costs, utilities), insurance, and rent. Q2 and Q3 2021 Annualized RevPAB (in 000s)

Our Top Performing Properties Are Currently Exceeding Long-Term Profitability Targets Despite a Challenged Operating Environment Despite widespread COVID-19 restrictions affecting our portfolio, 26 properties performed at a positive unit-level EBITDA margin for Q2 and Q3 2021. Over the same period amongst our properties operating without government mandated COVID-19 restrictions, 60%+ of properties and 75%+ of properties with F&B services performed at a positive unit-level EBITDA margin Age 28 22 4 14 53 44 13 32 33 28 (months) 40% 40% 34% 33% 33% 27 31% 28% 26% Average 22% 22% 1 Age (Months) 50% Occupancy Ericeira, Geres, Paros, Brighton, Medellin, Santa Teresa Mancora, Nosara, Costa Cusco Huaraz, Vila Nova, Portugal Portugal Greece United Kingdom Colombia South, Peru Rica Peru Portugal Costa Rica Developed Emerging 1. Weighted average by bedspaces. 47 FINANCIAL HIGHLIGHTS Last 6 Month EBITDA Margin %

Our Portfolio Will Mature Rapidly and Shift to More Developed Markets Developed vs. Emerging Markets (# of beds) Developed 50% / 50% Emerging Mix shift to Developed Markets (31% 46% / 54% by 2022) will also help drive higher 40% / 60% revenues through increased rates, 31% / 69% 14% / 86% 22% / 78% occupancy and F&B revenue 5% / 95% 2019A 2020A 2021E 2022E 2023E 2024E 2025E # of 12k 18k 22k 35k 54k 76k 102k 1 Beds Existing beds are expected to mature 2 rapidly, driving higher revenue per bed Weighted Average Portfolio Age 3.0 (in years) 2.7 and higher margins 2.4 2.4 2.3 2.0 1.4 2019A 2020A 2021E 2022E 2023E 2024E 2025E 1. Open beds at the end of each period. 2. Portfolio age is weighted by number of beds and date of Open. Portfolio weighted average calculated at end of period. 48 FINANCIAL HIGHLIGHTS

Our Portfolio Mix Shift and Technology Investment Creates A Highly Visible Path to Increased Revenue per Bed Ramp of fully mature beds (24+ months), 2019A – 2025E Projection for Full Portfolio ~$15,000 2019A 1 12% Developed ~ Market Revenue 9% per Bed 1 ~$12,500 22% ~ ~ ~$7,500 Portfolio moves from 5% of beds 2022E $7.5k revenue per bed assumes continued located in developed markets to COVID impact on RevPOB and Occupancy to account 31% for market recovery in travel, while the portfolio continues to ramp to maturity 2 % Mature 38% 62% 77% % Developed 5% 31% 50% 1. Full mature revenue per bed in 2022E and 2025E calculated as taking weighted average revenue per bedspace for fully mature Developed and Emerging beds, based on portfolio bed mix in 2022E and 2025E, respectively. 2025 figure also assumes 12% uplift from operational improvements implanted from 2022E through 2025E due to technology investment. 2. Calculated as weighted average maturity of existing, secured and unsecured portfolio, by number of beds. Maturity refers to weighted average age in months divided by 24 months, which 49 FINANCIAL HIGHLIGHTS represents full maturity.

We Have an Attractive Revenue Growth Profile Annual Revenue $1,215 ($ in millions) 1,115 In 2022E, +95% of revenues are expected to $823 Open + Secured 90% ‘21E – come from existing Open ‘25E CAGR Revenue Unsecured and Secured sites 763 from Capital 662 Partner Consolidated Revenue with Remote Year $506 Financed Beds: 333 3 $500mm 467 $234 95 In 2025E, +80% of 219 revenues are expected to $93 $69 453 430 $36 3 372 come from Open, 90 69 215 36 Secured, and Capital 90 3 Partner committed sites 2019A 2020A 2021E 2022E 2023E 2024E 2025E 1 Beds 12k 18k 22k 35k 54k 76k 102k 2 Locations 54 81 ~90 ~140 ~210 ~310 ~410 1. Open beds at the end of each period. 2. 2022-2025 location count assumes 250 beds per new location. 3. Revenue from Capital Partner financed beds assumes $12.5k revenue per bed multiplied by the number of Capital Partner financed beds of 40k. 50 FINANCIAL HIGHLIGHTS

Selina Has a Highly Visible Path to Increased Profitability

Selina Unit-Level EBITDA Margin Over Time



Margin improvement driven by operational improvements and continued aging of location portfolio
Mature 18%
7%
3%
18%
23%
27%
2019A
2022E
2023E
2024E
2025E
Sizeable investment in CAC to drive strong uptick in occupancy as market continues to recover

COVID-19 Recovery

We conservatively assumed continued COVID19 headwinds through end of 2022

Full recovery assumed in 2023E

Maturity of Portfolio

Mature properties delivered 18% Unit-Level EBITDA Margin in 2019

As the portfolio matures, better unit economics will expand margins

Operational Improvements

Labor model

Implementation of a flexible labor model at units (flex based on occupancy)

CAC

Improved Revenue Management through AI Integration

Increase Direct Selling through bolstered CRM capabilities and improved Web & App

Smart Properties

IoT enabled properties
Procedure-less receptions
Predictive maintenance and housekeeping

Selina Exchange

Utilize unsold rooms in exchange for content and programming services

Note: Chart excludes 2020A and 2021E EBITDA margins given COVID impact.

Selina FINANCIAL HIGHLIGHTS 51

Summary Financial Projections

($ in millions)	2019A	2020A	2021E	2022E	2023E	2024E	2025E
End of Period Beds (000s)	11.7	18.2	22.4	35.2	53.6	76.2	101.6
Selina Revenue (A)	$ 56	$ 36	$ 90	$ 219	$ 467	$ 763	$ 1,115
Remote Year Revenue	-	-	4	15	39	60	100
Other Revenue[1]	13	-	-	-	-	-	-
Total Revenue	**$ 69**	**$ 36**	**$ 93**	**$ 234**	**$ 506**	**$ 823**	**$ 1,215**
(-) Selina Unit-Level Operating Expenses (B)	$ (52)	$ (54)	$ (101)	$ (213)	$ (381)	$ (587)	$ (814)
Selina Unit Level EBITDA (A) - (B)	**$ 4**	**$ (18)**	**$ (11)**	**$ 6**	**$ 86**	**$ 176**	**$ 301**
Selina Unit Level EBITDA Margin %	*7%*	*NM*	*NM*	*3%*	*18%*	*23%*	*27%*
(+) Technical Services Fees	-	-	1	8	19	24	27
(-) Pre-opening Costs[2]	(6)	(2)	(2)	(6)	(12)	(15)	(17)
(-) FF&E Reserve	-	-	(2)	(5)	(14)	(23)	(33)
(-) Remote Year Operating Expenses[3]	-	-	(3)	(12)	(29)	(41)	(68)
(-) Other Operating Expenses	(20)	-	-	-	-	-	-
Operating Income (Loss) before Corporate Overhe	**$ (9)**	**$ (20)**	**$ (13)**	**$ 4**	**$ 90**	**$ 181**	**$ 311**
(-) Corporate Overhead Expenses[4]	(61)	(41)	(29)	(42)	(52)	(61)	(70)
Adj. EBITDA	**$ (70)**	**$ (61)**	**$ (43)**	**$ (37)**	**$ 38**	**$ 120**	**$ 241**
Adj. EBITDA Margin %	***NM***	***NM***	***NM***	***NM***	***7%***	***15%***	***20%***

EBITDA positive at the Unit-Level by 2022, with 3% Unit-Level EBITDA margin

Corporate overhead spend right-sized during COVID-19. Jump from 2021 to 2022 due to estimated incremental recurring costs associated with becoming a public company and returning employee related costs to normalized levels post COVID-19

Economies of scale in corporate overhead spend

Projections contemplate Adjusted Corporate EBITDA will breakeven in Q1 2023, under the current expected opening timing of new properties

Note: Non-GAAP figures presented. Revenue figures include net booking amount from revenue derived from Travel & Tours.
1. Other Revenue: revenue derived from sites that generated revenue, but were not currently operating as a hotel under the Selina brand,.
2. Include operating costs incurred prior to opening a new location as well as costs associated with physical space within opened locations where that space is not operational.
3. Represents costs of operating the Remote Year business including CAC and delivery costs.
4. Includes Selina corporate overhead, Remote Year corporate overhead, and global IT operating expenses. Excludes any one-off expenses associated with public company preparedness and de-SPAC process.

Selina

FINANCIAL HIGHLIGHTS

52

Selina Casco Viejo, Panama

Transaction Summary

Sources and Uses

($ in mm)

Sources	Amount	%
SPAC Cash in Trust [1]	230	20%
Proceeds from PIPE [2]	55	5%
Selina Shareholder Equity Rollover [3]	851	75%
Total Sources	**1,136**	**100%**

Uses	Amount	%
Cash to Balance Sheet	267	24%
Selina Shareholder Equity Rollover [3]	851	75%
Transaction Fees [4]	18	2%
Total Uses	**1,136**	**100%**

Pro Forma Valuation

($ in mm)

PF Shares Outstanding [5]	119.6
Share Price	$10.00
PF Equity Value	**1,196**
(-) PF Net Cash [6]	(254)
PF Enterprise Value	**942**
PF EV / 2022E Revenue	***4.0x***
2022E Revenue	**234**
PF EV / 2023E Revenue	***1.9x***
2023E Revenue	**506**

Pro Forma Ownership



BOA Sponsors 5%
PIPE Investors 5%
BOA Public Shareholders 19%
Existing Shareholders 71%

Note: Assumes no redemptions from BOA investors. Excludes impact of 6.6mm sponsor warrants and 7.7mm public warrants. Assumes a nominal share price of $10.00 per share. Totals may not sum due to rounding.

1. Excludes any interest earned on the BOA Cash in Trust. BOA Cash amount subject to change depending on the actual interest earned.
2. Includes $10.0mm funded at announcement with pre-payment share-based fee and $45.0mm funded at closing for $10.00 per share. Excludes $15.0mm minimum equity backstop.
3. Includes Selina convertible debt.
4. Excludes estimated Selina transaction expenses of $12-13mm.
5. Includes 85.1mm existing shareholder rollover shares, 5.8mm PIPE shares, 5.8mm BOA founder shares and 23.0mm BOA public shareholder shares.
6. Pro forma net cash excludes Selina convertible debt; includes $6mm of balance sheet cash and $19mm of corporate debt outstanding, excluding $58mm unit-level debt and $4mm forfeitable government aid debt outstanding as of 09/30/2021.

Selina TRANSACTION OVERVIEW 54

Operational Benchmarking ’17A – ’19A Revenue CAGR Median: 22% Median: 18% 147% 117% 37% 29% 27% 27% 22% 20% 10% 9% 8% 7% NA NA NA NA 1 '20A - ‘23E Revenue CAGR 142% Median: 29% Median: 34% 131% 47% 40% 39% 39% 31% 30% 29% 30% 25% 25% 22% 20% 19% 13% 1 Lifestyle Brands Travel and Hospitality Source: FactSet as of 11/19/2021 and company financial model. Consensus estimates that are not available are excluded as not available (“NA”). 1. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. 55 TRANSACTION OVERVIEW

Valuation Comparables TEV / 2022E Revenue Median: 8.2x Median: 5.8x 18.0x 11.8x 11.8x 11.5x 8.9x 8.2x 6.1x 6.1x 5.8x 5.8x 5.5x 4.0x 3.8x 3.5x 3.2x 3.2x 1 TEV / 2023E Revenue Median: 5.1x Median: 6.7x 14.6x 10.4x 9.5x 8.7x 7.7x 6.7x 5.7x 5.5x 5.2x 5.1x 4.8x 3.4x 2.9x 2.5x 1.9x 1.3x 1 Lifestyle Brands Travel and Hospitality Source: FactSet as of 11/19/2021 and company financial model. 1. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. 56 TRANSACTION OVERVIEW

Valuation Comparables (Cont.) 1 TEV / 2022E Revenue Median Multiples 8.2x 5.8x Peer Median: 6.1x 4.0x Selina Lifestyle Brands Travel and Hospitality 1 TEV / 2023E Revenue Median Multiples 6.7x 5.1x Peer Median: 5.5 x 1.9x Selina Lifestyle Brands Travel and Hospitality Source: FactSet as of 11/19/2021 and company financial model. 1.Lifestyle includes BMBL, FIGS, LULU, MCG, MTN, PLNT, SHAK, WRBY, YETI; Travel and Hospitality includes ABNB, BKNG, HLT, IHG, Sonder, WH. 57 TRANSACTION OVERVIEW

Valuation Comparables (Cont.) Lifestyle Brands Implied (Disc.) / Prem. (51%) (66%) (66%) (65%) (55%) (34%) (27%) 14% 27% ‘22E Revenue Multiple 29% 39% 25% 25% 19% 142% 30% 20% 31% 47% '20A - ‘23E Revenue CAGR 1 .39x .36x .32x .03x .41x .29x .32x .28x .11x .07x Growth-Adj. Revenue Multiple Implied (Disc.) / Prem. On (93%) (93%) (90%) (92%) (91%) (90%) (58%) (91%) (75%) Growth-Adj. Basis Avg. Implied (Disc.) / Prem on Growth-Adj. Basis: (90%) Travel and Hospitality 2 Implied (Disc.) / Prem. (30%) 5% 28% (78%) (34%) (31%) ‘22E Revenue Multiple 142% 13% 22% 131% 39% 30% 40% '20A - ‘23E Revenue CAGR 1 .45x .02x .46x .15x .20x .17x .03x Growth-Adj. Revenue Multiple (85%) (94%) 19% Implied (Disc.) / Prem. On (81%) (83%) (94%) Growth-Adj. Basis Avg. Implied (Disc.) / Prem on Growth-Adj. Basis: (88%) Source: FactSet as of 11/19/2021 and company financial model. 1. Calculated as TEV/FY22E revenue multiple divided by ‘20A-‘23E revenue CAGR. 2. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. 58 TRANSACTION OVERVIEW

Valuation Comparables (Cont.) TEV / 2024E EBITDA Median: 23.5x Median: 13.5x 38.3x 28.5x 27.8x 24.9x 22.1x 18.4x 17.2x 15.6x 2024E 2025E 13.5x 13.1x 8.9x 7.8x 3.9x NM NA NA NA 1 Lifestyle Brands Travel and Hospitality Source: FactSet as of 11/19/2021 and company financial model. Multiples greater than 60x are excluded as not meaningful (“NM”). Consensus estimates that are not available are excluded as not available (“NA”). 1. Sonder valuation as of 10/28/2021 and projections as of Q3 2021. 59 TRANSACTION OVERVIEW

Selina Antigua, Guatemala

Audited GAAP Consolidated Financials $ in mm GAAP P&L Audited 2019 2020 Total Revenue $ 66.0 $ 35.2 (-) Cost of Sales (6.9) (3.8) (-) Total Operating Expenses (133.6) (100.6) Operating Income / (Loss) $ (74.4) $ (69.2) (-) Other Income and Expenses (27.9) (67.9) Income (Loss) before Income Taxes $ (102.4) $ (137.0) (-) Income Tax (2.8) (2.3) Net Loss $ (105.1) $ (139.3) Note: These financial statements have been prepared in compliance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) in accordance with the provisions of the Companies Act 2006. 61 APPENDIX

GAAP to Non-GAAP Reconciliation $ in mm Non-GAAP Bridge 2019 2020 Net Loss $ (105.1) $ (139.3) 2.8 2.3 (+) Income taxes 29.1 54.7 (+) Interest Expense, Net (+) D&A 19.4 21.6 1 (-) Non-operating Income, Net (3.6) (6.5) (+) Impairments 2.5 19.7 EBITDA $ (55.0) $ (47.5) 2 (19.6) (15.9) (-) Rent (+) Stock Based Compensation Expenses 2.0 2.4 2.1 - (+/-) Other Income / (Expenses) Adjusted Corporate EBITDA $ (70.4) $ (61.1) 60.9 41.0 (+) Corporate Overhead 3 5.6 2.0 (+) Pre-Opening and Cost of Non-Operated Spaces 4 7.6 - (+) Loss from Non-Selina Branded Operations Unit Level EBITDA $ 3.7 $ (18.0) Non-GAAP Revenue Bridge GAAP Revenue $ 66.0 $ 35.2 5 2.6 0.8 (+) Experience Revenue Gross Up (Partner Revenue) Non-GAAP Revenue $ 68.6 $ 35.9 1. Add back of (i) Reversal of bad debt write-offs (ii) Gain on net monetary position and (iii) Share of loss in associates. 3. Add back of operating costs incurred prior to opening a new location as well as costs associated with physical space within opened Additionally, in 2020, this line also includes (iv) Income (from COVID-related rent concessions and (v) Government grants. locations where that space is not operational. 62 APPENDIX 2. IFRS-16 lease accounting applied in GAAP figures. Rent expense is subtracted for Non-GAAP purposes. 4. Add back of net operating loss of non-branded Selina assets. 5. Add back of revenue generated from Experience partners, whereby Selina is paid a commission and is not entitled to the gross revenue.

Definitions

- **Bed:** Refers to bedspace, a measure used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical beds, to give a static measure of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property
- **Open [Beds/Locations]:** Beds/Locations, that have been open and available to be rented in the past
- **Secured [Beds/Locations]:** Beds/Locations that are not yet opened, but are under contract and fully committed to Selina by a Landlord (occasionally contingent on completion of due diligence at Selina's discretion, and sourcing of funding by Selina)
- **Tokens:** Loyalty points that can be exchanged by customers or employees for bed rental
- **Emerging Markets:** Of the markets in which Selina currently has secured beds, all South American countries, all central American countries, Mexico, and Morocco, are considered Emerging Markets
- **Developed Markets:** Of the markets in which Selina currently has secured beds, all EU countries, the UK, the USA, and Israel, are considered Developed Markets
- **Conversion Costs:** The cost over converting an old hotel to Selina specs including the cost of FF&E, Creative, OS&E, pre-opening, IT, soft and hard costs, but not including any structural hard capex required (which is generally paid for by the landlord)
- **NPS:** Score tracked through a post stay survey sent by email to every guest within 24 hours of check out. It is the result of a single question asking the guest how likely they are to recommend us on a scale from 1-10. The NPS is calculated using the official NPS methodology
- **RevPOB:** Stands for Revenue per occupied bed. The is calculated as total revenue for any given property, for any given period, divided by the number of beds that were rented (counted nightly) in that same period
- **Direct Booking:** Bookings for bed rentals made through direct Selina channels: website, app, walk-ins, and extensions
- **Concept Ambassadors:** Board of local taste-makers (for example, influencers, artists, entrepreneurs) that provide input on concept and programming for each location
- **Content Providers:** 3rd parties that deliver content at Selina locations (for example, DJs or yoga instructors)
- **Net Advanced Bookings:** The dollar value of booking made on any given day, retrospectively reduced by any cancellations made subsequent to booking
- **Advanced Negotiations Beds:** Beds in pipeline, for which a Letter Of Intent has been sent to the real estate owner
- **Unit-Level EBITDA:** Revenue received at property (room revenue, F&B revenue and other revenue), minus departmental and undistributed costs, minus rent and other property costs. For the avoidance of doubt, unit-level EBITDA does not include overhead expenses, pre-opening / pre- delivery costs, FFE reserves, and Capital Partner Profit Share, or interest expense
- **Capital Partners:** Financial and strategic partners in each market that provide contractual commitments to fund conversion costs, security deposits, and advance rent payments required to open properties, provided certain drawdown conditions are met. The size of the contractual commitment is defined either by a dollar / local currency amount, or a number of beds funded. In exchange for funding, Capital Partners received a fixed yield on any capital invested (for the duration of the lease in question), and a percentage of profits
- **Non-Room Revenue:** Refers to income that is not generated from rental of beds (e.g., F&B, co-work, experiences, etc.)

Selina APPENDIX 63

Summary Risk Factors The below list of risk factors has been prepared solely for purposes of the proposed private placement financing (the “Private Placement”) as part of the proposed business combination (the “Proposed Business Combination”) of BOA Acquisition Corp. (“BOA”) and Selina Holding Company, UK Societas (“Selina”), and solely for potential investors in the Private Placement and not for any other purpose. The risks presented below are certain of the general risks related to the business of Selina, and such list is not exhaustive. The list below is qualified in its entirety by future disclosures contained in future documents filed or furnished by Selina or BOA with the U.S. Securities and Exchange Commission (the “SEC”), including in documents filed or furnished in connection with the Private Placement and the Proposed Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Selina and BOA and the Proposed Business Combination and Private Placement, and may differ significantly from and be more extensive than those presented below. Investing in securities (the “Securities”) to be issued in connection with the Private Placement or the Proposed Business Combination involves a high degree of risk. Potential investors should carefully consider the risks and uncertainties inherent in Selina and the Securities, including those described below and in any future filing filed or furnished by Selina or BOA with the SEC, before subscribing for the Securities. If Selina cannot address any of such risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, Selina’s business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Selina faces. Additional risks that Selina currently does not know about or that the Selina currently believes to be immaterial may also impair Selina’s business, financial condition or results of operations. You should review this investors presentation and preform your own due diligence prior to making an investment in Selina and BOA. 1. The current COVID-19 pandemic has materially and adversely impacted Selina’s business, financial condition, results of operations, liquidity and cash flows and may continue to impact in the future subject to the evolution of the pandemic in the different markets where Selina operates. 2. Selina’s growth depends, in part, on its ability to increase revenues generated by its existing hotels and the services provided thereat. 3. Selina’s growth depends, in part, on its ability to grow the number of hotels in operation. 4. Selina may not be able to manage its expected growth, which could adversely affect its results of operations. 5. Selina’s sales and marketing strategies may not result in expected customer acquisition and revenue growth or may be difficult to scale. 6. Some of Selina’s existing development pipeline may not be developed into new hotels or may not open on the anticipated timeline, which could materially adversely affect Selina’s growth prospects. 7. Selina may seek to expand its business through acquisitions of and investments in other businesses and properties, or through alliances, and these activities and their integration to Selina’s operating model may be unsuccessful or divert management’s attention. 8. Timing, budgeting, and other risks could result in delays or cancellations of Selina’s efforts to develop, redevelop, convert, or renovate the properties that Selina owns or leases, or make these activities more expensive, which could reduce Selina’s profits or impair its ability to compete effectively. 9. Selina is exposed to the risks resulting from significant investments in owned and leased real estate, which could increase its costs, reduce its profits, limit its ability to respond to market conditions, or restrict its growth strategy. 10. Selina may be unable to onboard new properties in a timely and cost-effective manner, negotiate satisfactory leases or other arrangements to operate new properties or renew or replace existing properties on satisfactory terms or at all, which could adversely affect its results of operations. 11. The fixed cost nature of Selina’s leases may limit its operating flexibility and could adversely affect its liquidity. 12. The legal rights of Selina to use certain leased hotels could be challenged by property owners or other third parties, which could prevent Selina from operating the affected hotels or increase the costs associated with operating such hotels. 13. Selina’s hotels are subject to a number of operational risks and internal controls may not be in place to mitigate such risks in a timely manner or at all. 14. Because Selina derives a significant portion of its revenues from operations throughout the world, the risks of doing business internationally, or in a particular country or region, could lower its revenues, increase its costs, reduce its profits, disrupt its business or expose it to increasingly complex, onerous or uncertain tax obligations. 15. Selina has significant exposure to the economic and political situations in emerging market countries, in particular, in Latin America, and developments in these countries could materially impact Selina’s financial results, or its business more generally. 16. If Selina is not able to maintain its current brand standards or is not able to develop new initiatives, including new brands, successfully, its business and profitability could be harmed. 17. Adverse incidents at, or adverse publicity concerning, Selina or its properties or brands could harm its reputation and the reputation of its brands, as well as adversely affect Selina’s market share, business, financial condition, or results of operations. 18. Selina has a history of losses and may be unable to achieve profitability for the foreseeable future. 19. Economic and other conditions may adversely impact the valuation of Selina’s assets resulting in impairment charges that could have a material adverse impact on its results from operations. 20. Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or otherwise significantly impact our reported financial information and operational processes. 21. Selina relies on partners and third-party service providers and if such third parties do not perform adequately or terminate their relationships, Selina’s costs may increase and its business, financial condition and results of operations could be adversely affected. 22. If Selina or its third-party funders or partners are unable to access the capital necessary to fund current operations or implement Selina’s plans for growth, Selina’s ability to compete effectively could be diminished and its expected profits could be reduced. 23. Cyber risk and the failure to maintain the integrity of customer, colleague, or company data could adversely affect Selina’s business, harm Selina’s reputation, and/or subject Selina to costs, fines, penalties, investigations, enforcement actions, or lawsuits. 24. Information technology system failures, delays in the operation of Selina’s information technology systems, or system enhancement failures could reduce Selina’s revenues and profits and harm the reputation of its brands and business. 25. If Selina fails to stay current with developments in technology necessary for its business, its operations could be harmed and its ability to compete effectively could be diminished. 26. Selina depends on its key personnel and other highly skilled personnel, and if it fails to attract, retain, motivate or integrate its personnel, its business, financial condition and results of operations could be adversely affected 27. Selina’s global operations subject it to significant labor and employment risks, including with respect to unionized labor. 28. Selina has operations in countries known to experience high levels of corruption and any violation of anti-corruption laws could subject Selina to penalties and other adverse consequences. 29. Any failure by Selina to protect its trademarks and other intellectual property rights could negatively impact its business. 30. Selina’s failure to comply with applicable laws and regulations may increase its costs, reduce its profits, or limit its growth. 31. Adverse judgments or settlements resulting from legal proceedings in which Selina may be involved in the normal course of its business could reduce its profits or limit its ability to operate its business. 32. Any further and continued decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect Selina’s business, results of operations, and financial condition. 33. Selina’s revenues and the value of Selina’s hotels are subject to conditions affecting the lodging industry. 34. Risks relating to natural or man-made disasters, contagious diseases, such as the COVID-19 pandemic, terrorist activity, and war could reduce the demand for lodging, which may adversely affect Selina’s financial condition and results of operations. 35. Selina operates in a highly competitive industry. 36. Price increases for commercial airline service for Selina’s target customers or major changes or reduction in commercial airline service and/or availability could adversely impact the demand for travel and undermine Selina’s ability to provide reasonably lodging and other services to its target customers. 37. Selina will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, and if it fails to comply, its business could be harmed and its share price could decline. 64 APPENDIX

Selina Hires Sam Khazary as Senior Vice President and Head of Global Corporate Development, Appoints Steven Ohayon as Head of Strategy

NEW YORK (February 24, 2022) – Selina, the fast-growing lifestyle and experiential hospitality brand targeting Millennial and Gen Z travelers, announced today that it has bolstered its management team with the hire of Sam Khazary as Senior Vice President and Head of Global Corporate Development, and the promotion of Steven Ohayon to Head of Strategy; both individuals sit on Selina’s Executive Committee. In their respective roles, Khazary and Ohayon will work closely with Selina’s highly experienced senior management team to fuel the company’s global expansion and cultivate new corporate partnerships, and represent Selina in global markets as it moves to becoming a publicly listed company.

Khazary brings to Selina nearly 20 years of financial and capital markets experience, with a core focus on the analysis and development of corporate strategies. As Head of Global Corporate Development, he will lead the evaluation and execution of Selina’s global business development strategy to enhance both enterprise and shareholder value. His responsibilities include securing corporate financing, joint ventures, partnerships and strategic investments, as well as advising on opportunities to accelerate entrepreneurial growth and global product innovation.

Ohayon joined Selina in 2016 and has played an integral role in fueling Selina’s growth from two locations to 144 open or secured hotels across 25 countries and six continents. During his tenure, Ohayon has led critical initiatives that have meaningfully contributed to Selina’s relationships, culture and investment outcomes, having raised approximately $350 million of equity for the company and $600 million in capital for real estate projects. As Head of Strategy, he is responsible for overseeing the evolution of Selina’’s strategic growth priorities across all verticals. He is also playing a leading role in executing Selina’s business combination with BOA Acquisition Corp. (NYSE: BOAS), which, if consummated, will result in Selina becoming a publicly traded company.

Rafael Museri, Selina’s Co-Founder and Chief Executive Officer, said, “As we grow and continue to advance our plans to corner a $350 billion travel segment, having the right strategy team in place is crucial to our success – this is why I am thrilled to have Sam and Steven in these positions. Steven has been a part of the Selina family almost from inception, and he has been instrumental in building the company into what it is today. His promotion reflects the critical role he has and will continue to play as we further scale the platform. Sam, being a proven talent in the industry, brings a strong track record and extensive network that will help us to deepen our existing relationships and formulate new ones as we look to accelerate our global expansion.”

Khazary joins Selina from Fosun International Limited, where he served as Managing Director of Investments and Capital Markets of North America, and was responsible for all facets of commercial real estate and hospitality strategy, investments, and capital markets for the region. Prior to Fosun, he served in senior roles at FTI Consulting, RCS Capital and Cole Capital. He also held positions at Morgan Stanley, Ehrenkranz Partners and OppenheimerFunds. Khazary holds a B.S. in Finance from the Tobin School of Business at St. John’s University and received a CIMA® designation from the Wharton School of the University of Pennsylvania. He also holds Financial Industry Regulatory Authority (FINRA) Series 7, 63, and 79 security and investment banking licenses.

“I couldn’t be more excited to be joining an innovative lifestyle brand that is fundamentally disrupting the future of accommodations,” said Khazary. “Selina is at a critical point in its evolution, and I look forward to leveraging my expertise and relationships to find new opportunities for growth that will allow us to further develop and scale our product for the fastest-growing cohorts of travelers.”

Ohayon previously served as Selina’s Head of Business Development, where he lived the company’s lifestyle as a Selina digital nomad across the world, quickly establishing himself as a critical member of the senior management team. Prior to joining Selina, Ohayon served in various roles at Nomura Securities focusing on hospitality investment banking, mergers and acquisitions, and private capital markets. He speaks four languages and earned a B.S. with a concentration in Finance from the Wharton School of the University of Pennsylvania.

“Joining Selina early on, it has been an honor to work hand in hand with the founding team whose future-forward vision really has disrupted industry norms. Being able to witness firsthand the global demand for this type of experience, that only we are capable of manufacturing, has been truly gratifying,” said Ohayon. “Over the years, I’ve become intimately ingrained in influencing the evolution of Selina’s growth strategy, and it has been a privilege to grow alongside this incredible company”

About Selina

Selina is one of the world’s largest hospitality brands built to address the needs of Millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Founded in 2014, each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations around the world – from urban cities to remote beaches and jungles. Selina’s portfolio includes 145 open or secured properties across 25 countries across six continents. On December 2, 2021, Selina entered into a business combination agreement with BOA Acquisition Corp. (NYSE: BOAS) (“BOA”) that will result in Selina becoming a publicly listed company on the New York Stock Exchange under the new ticker symbol “SLNA,” subject to the satisfaction of standard closing conditions. For further information on Selina, visit www.selina.com or check out @selina on Instagram or Facebook.

About BOA Acquisition Corp.

BOA Acquisition Corp. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While BOA may pursue an initial business combination target in any business or industry, it intends to focus its search on businesses that provide technological solutions and innovation to the broader real estate industry.

Additional Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed business combination between BOA and Selina (the “Business Combination”). In connection with the proposed Business Combination, Selina intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of BOA and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of BOA as of a record date to be established for voting on the Business Combination. Stockholders of BOA and other interested persons are advised to read, when available, the preliminary proxy statement and amendments thereto, and the definitive proxy statement because these documents will contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents, once available, and BOA’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.

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